 U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Attention:  Daniel Crawford

Re:           OptMed, Inc.
Rule 477 Application for Withdrawal Registration Statement on Form S-1
Filed June 15, 2022
File No. 333-265632

Dear Mr. Crawford,

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), OptMed, Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-265632) initially filed with the Securities and Exchange Commission (the “Commission”) on June 15, 2022, together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company has determined to withdraw the Registration Statement. The Commission has not declared the Registration Statement effective under the Act and no securities were sold in connection with the offering contemplated by the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account to be offset against the filing fee for any future registration statement or registration statements.

Please feel free to contact me at (646) 898-2004 if you have any questions regarding this request for withdrawal.

Date: June 12, 2023	Sincerely, /s/ Ervin Braun Ervin Braun Chief Executive Officer